Exhibit 99.2

Hello

My name is Maya Shah, I’m a specialist on the art acquisitions team here at Masterworks.

I am happy to share with you our most recent offerings – an iconic late work by one of the most prolific, and influential artists of the 20th Century – Pablo Picasso.

Homme a la Pipe, created in 1968, belongs to a series of works collectively referred to as Picasso’s Musketeers. The series was inspired by Alexandre Dumas’ classic novel, The Three Musketeers, one of Picasso’s favorites, which he re-read while recovering from surgery, and could allegedly recite whole passages by heart.

A celebrity at the height of his career by the late 1960s, Picasso enjoyed his time at home, away from friends, re-reading his favorites and relished in inventing stories for the musketeers which he began to paint in 1966 and continued to do—through the end of his life. He would spend hour after hour observing them, painting, and thinking of the mad things they were up to.

They are most easily recognized by their colorful regalia, and Homme à la Pipe is no different. Depicted in a three-quarter length view with his ruffled collar and orange epaulette – pipe in hand – a nod to Rembrandt who Picasso looked to for inspiration, throughout his career and particularly during this time… along with Velaszquez and Shakespeare. The painting’s confident linework shows the hand of a master who had, by the time, firmly cemented his position as a titan of 20th Century art.

When the painting was first offered at auction in June of 1999 at Christie’s in London, it sold for the equivalent of just over $830,000 at the time. In recent years, works from the series have achieved prices in excess of $20 million including: “Mousquetaire à la Pipe,” “Le Matador,” and “Homme à l’épée” which each sold for $30.9, $22.7 and $22.5 million dollars respectively.

Between 1987 and 2021, similar paintings from the series, which depict a lone musketeer with the various accoutrements for which they are best known, such as a pipe, sword or dagger, have appreciated at an estimated annual rate of 11.2%.

Picasso frequently leads the market in annual auction sales and between 2010 and 2020 was ranked as either the first or second highest selling artist by value. In 2018 alone his total global auction sales grossed more than $740 million. Two of his top three auction results have set the record for the most expensive paintings ever sold at auction at the time.

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